SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule TO/A
             Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934
                               (Amendment No. 2)*

                       SIMON TRANSPORTATION SERVICES INC.
                       (Name of Subject Company (issuer))

                              JERRY MOYES (Offeror)
Names of Filing Persons (identifying status as offeror, issuer or other person))

                     CLASS A COMMON SHARES, $0.01 Par Value
                     CLASS B COMMON SHARES, $0.01 Par Value
                         (Title of Class of Securities)

                                    828813105
                      (CUSIP Number of Class of Securities)

                                   Jerry Moyes
                             2200 South 75th Avenue
                             Phoenix, Arizona 85043
                                 (623) 269-9700
                      (Name, address, and telephone number
                   of person authorized to receive notices and
                   communications on behalf of filing persons)

                                 With a Copy to:
                              Earl H. Scudder, Esq.
                             Scudder Law Firm, P.C.
                              411 South 13th Street
                             Lincoln, Nebraska 68508
                                 (402) 435-3223

                            Calculation of Filing Fee
---------------------------------                        ----------------------
   Transaction valuation*                                  Amount of filing fee
---------------------------------                        ----------------------
---------------------------------                        ----------------------
         $36,830,913                                               $7,367
---------------------------------                        ----------------------

     *Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of Class A Common Stock, par value $.01 (the "Class A Common Shares") and Class B Common Stock, par value $.01 (the "Class B Common Shares" and together with Class A Common Shares, the "Shares") of Simon Transportation Services Inc., a Nevada corporation (the "Company"), other than the 848,550 Shares deemed to be beneficially owned by the Filing Person and certain persons affiliated with him, at $7.00 per Share net to the seller in cash. According to the Company's Form 10-Q for the quarter ended December 31, 1999, there were 5,196,358 Class A Common Shares (including the 848,550 Shares deemed to be beneficially owned by the Filing Person and certain persons affiliated with the Filing Person), and 913,751 Class B Common Shares issued and outstanding. The total of 6,110,109 outstanding Shares, less the 848,550 Shares deemed to be beneficially owned by the Filing Person and certain persons affiliated with him, result in 5,261,559 Shares subject to the offer. Based on the foregoing, the transaction value is equal to the product of 5,261,559 Shares and $7.00 per Share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

         [x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:  $7,367
         Form or Registration No.:  Schedule TO
         Filing Party:  Jerry Moyes
         Date Filed:  May 23, 2000
         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates: [x] third-party tender offer subject to Rule 14d-1. [ ] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO

         This Amendment No. 2 to the Schedule TO Tender Offer Statement (this "Amendment") relates to the offer by Jerry Moyes ("Purchaser") to purchase all outstanding shares of Class A Common Stock, par value $.01 (the "Class A Common Shares") and Class B Common Stock, par value $.01 (the "Class B Common Shares" and together with Class A Common Shares, the "Shares") of Simon Transportation Services Inc., a Nevada corporation (the "Company"), at $7.00 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2000, and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEM 12. EXHIBITS.

         Item  12  is  hereby  amended  and  supplemented   with  the  following
information:

                  (a) (1) (J) - Text of Press Release issued by Purchaser on June 22, 2000.



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                             By: /s/ Mark A. Scudder
             Mark A. Scudder on behalf of Jerry Moyes, individually
                                   (Signature)

                    Mark A. Scudder, under power of attorney
                                (Name and title)

                                  June 22, 2000
                                     (Date)

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